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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606


                                September 6, 2005

Mr. Larry Greene
Mr. Jim Campbell
Mr. Kevin Rupert
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

               Re:  Van Kampen Advantage Municipal Income
                    Trust II--Registration Statement on Form N-14
                    (the "Registration Statement")
                    (File Nos. 333-126299 and 811-07868)
                    ------------------------------------

Dear Messrs. Greene, Campbell and Rupert:

               Thank you for your additional telephonic comments to the Registration Statement on Form N-14 for Van Kampen Advantage Municipal Income Trust II (the "Acquiring Fund" or the "Registrant"), filed with the Securities and Exchange Commission (the "Commission") in connection with the proposed reorganizations (the "Reorganizations") of Van Kampen Municipal Opportunity Trust II and Van Kampen Value Municipal Income Trust (the "Target Funds") into the Acquiring Fund. On behalf of the Acquiring Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference calls with you. Where changes were necessary in response to your comments, they will be reflected in the final Joint Proxy Statement/Prospectus and/or Reorganization Statement of Additional Information filed with the Commission pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended. The Target Funds and the Acquiring Fund are referred to herein collectively as the "Funds."

COMMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS

COMMENT 1. UNDER "PROPOSAL 1--COMPARISON OF THE FUNDS--OTHER INVESTMENT PRACTICES AND POLICIES--STRATEGIC TRANSACTIONS," PROVIDE ADDITIONAL DISCLOSURE REGARDING EACH FUND'S COMPLIANCE WITH APPLICABLE REGULATORY REQUIREMENTS WHEN IMPLEMENTING STRATEGIC TRANSACTIONS.

Response 1.    The Funds have provided the following additional disclosure at the end of the first paragraph of this section:

                    "..., including the maintenance of cash and/or liquid securities in segregated accounts when mandated by SEC rules."

COMMENT 2.     CLARIFY YOUR RESPONSE TO OUR INITIAL COMMENT REQUESTING
               ADDITIONAL DISCLOSURE REGARDING CAPITAL LOSS CARRYFORWARDS, IF
               APPLICABLE.


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Response 2.    The combined fund's ability to use pre-reorganization capital loss carryforwards attributable to the Funds will not be materially limited by the Internal Revenue Code as a result of the Reorganizations. Therefore, the Funds do not believe disclosure regarding capital loss carryforwards is necessary.

ACCOUNTING COMMENTS

COMMENT 3.     WITH RESPECT TO THE FEE TABLE UNDER "SUMMARY--PROPOSAL 1:
               REORGANIZATION OF THE TARGET FUNDS," DISCLOSE THE REASON FOR THE
               DIFFERENCES IN THE INVESTMENT ADVISORY FEE FOR THE FUNDS ON AN
               ACTUAL AND PRO FORMA BASIS.

Response 3.    The Funds have replaced the second sentence in footnote (d) to the fee table with the following:

                    "As noted in the table, advisory fees are stated as a percentage of net assets attributable to common shares only. If assets attributable to preferred shares were included, the advisory fees would be 0.55% for each Fund and the Acquiring Fund on a pro forma basis. Thus, while each Fund has the same advisory fee rate, the differences in advisory fees in the table reflect the relative leverage ratios for each Fund and the Acquiring Fund on a pro forma basis. The proposed Reorganizations are intended to combine the the Funds with their existing capital structures, which will result in a weighted combined leverage ratio that each Fund's Board and management believe is within an appropriate range under current market conditions; the combined fund may consider changes in its leverage ratio based on varying market conditions in the future. See also the section entitled 'Proposal 1: Reorganization of the Target Funds--Comparison of the Funds--Capitalization.'"

COMMENT 4.     WITH RESPECT TO THE CAPITALIZATION TABLE UNDER "PROPOSAL
               1--COMPARISON OF THE FUNDS--CAPITALIZATION," DISCLOSE THE REASON
               FOR THE DIFFERENCES IN NET ASSET VALUE PER COMMON SHARE FOR THE
               FUNDS ON AN ACTUAL AND PRO FORMA BASIS.

Response 4.    The Funds have added the second footnote to the last entry in the last row of the table, which explains that the entry "[r]eflects a non-recurring cost associated with the Reorganizations of approximately $502,000...."

COMMENT 5.     WITH RESPECT TO THE PROPOSED REORGANIZATIONS, PROVIDE A MORE
               DETAILED ANALYSIS OF ISSUES RAISED BY THE STAFF OF THE SECURITIES
               AND EXCHANGE COMMISSION IN NORTH AMERICAN SECURITY TRUST (PUBL.
               AVAIL. AUG. 5, 1994) ("NORTH AMERICAN").

Response 5.    The Funds' analysis of North American has been revised and filed as a separate correspondence.

COMMENT 6.     EXPLAIN SUPPLEMENTALLY THE BASIS FOR THE CHOICE OF JANUARY 31,
               2005 AS THE DATE FOR THE PRO FORMA FINANCIAL STATEMENTS ATTACHED
               AS APPENDIX J TO THE REORGANIZATION STATEMENT OF ADDITIONAL
               INFORMATION AS OPPOSED TO APRIL 30, 2005, THE FUNDS' SEMI-ANNUAL
               REPORTING PERIOD.

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Response 6.    The Board of Trustees of 28 Van Kampen closed-end funds
               (including the Funds) approved 17 reorganizations (including the Reorganizations) on February 3, 2005. Shortly thereafter, a filing schedule was created which split these 17 reorganizations into three waves. The Reorganizations were part of the third wave, which were expected to file in June, with an expected effectiveness date in July. Because the expected effectiveness date was more than 245 days from the end of the Funds' most recent fiscal year end (October 31, 2004), pursuant to Rule 11-02(c)(1) and Rule 3-18(c) of Regulation S-X, it was determined that pro forma financial statements would have to be prepared for an interim date within 245 days of the expected effectiveness date.

               In February 2005, when the interim date was chosen, the Funds anticipated that the initial filing (which would include the pro forma financial statements) would be made in mid-June 2005, prior to the date when the semi-annual financial statements for the Funds were required to be prepared and filed with the SEC. Given the SEC's desire that pro forma financial statements be included in initial filings, it was determined that the pro forma financial statements would be presented as of January 31, 2005, which is each Fund's most recent fiscal quarter ended prior to the date of the initial filing, reflecting financial data from each Fund's Form N-Q filed in March 2005.

               The Funds believe that this decision was a reasonable approach under the circumstances. The Funds understand and acknowledge the staff's comment that pro forma financial statements should ordinarily be presented as of the annual or semi-annual financial period. However, the Funds believe that, were they to be required to update their pro forma financial statements, the Reorganizations would be delayed and the costs of the Reorganizations (which are borne by shareholders of the Funds) would increase with no discernible benefit to shareholders.

               Management has considered the financial position of each Fund as of January 31, 2005 and April 30, 2005 and recommends adding the following disclosure prior to the first use of pro forma financial information in the Joint Proxy Statement/Prospectus:

                    Based on the anticipated timing of these Reorganizations, the pro forma financial information presented herein and in the Reorganization Statement of Additional Information was prepared based on each Fund's first fiscal quarter ended January 31, 2005. Each Fund has subsequently prepared and filed financial statements for the semi-annual period ended April 30, 2005. Management has considered the later financial statements and does not believe there were material changes in the relative financial positions of the Funds such that it was necessary to update the pro forma financial information.

               Finally, the Funds note that their financial statements for the semi-annual financial period ended April 30, 2005 are incorporated by reference into the Joint Proxy
               Statement/Prospectus and are attached as appendices to the Reorganization Statement of Additional Information.

                                      * * *


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               In connection with the effectiveness of the Registration
Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Should you have any questions concerning our responses to your comments, please direct them to Christopher Rohrbacher at (312) 407-0940 or the undersigned at (312) 407-0863.


                                             Sincerely,


                                             /s/ Charles B. Taylor







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